                                                                              -------------------------
                                            UNITED STATES                            OMB APPROVAL
                                 SECURITIES AND EXCHANGE COMMISSION           -------------------------
                                       Washington, D.C. 20549                 OMB NUMBER:     3235-0145
                                                                              Expires: October 31, 1994
                                                                              Estimated average burden
                                                                              hours per form .... 14.90
                                                                              -------------------------


                                              SCHEDULE 13D

                                Under the Securities Exchange Act of 1934
                                           (Amendment No. 4)*

                                       Finet Holdings Corporation
-------------------------------------------------------------------------------------------------------
                                            (Name of Issuer)

                                              Common Stock
-------------------------------------------------------------------------------------------------------
                                     (Title of Class of Securities)

                                                317922201
-------------------------------------------------------------------------------------------------------
                                             (CUSIP Number)

           Jack Olshansky, 505 Sansome Street, San Francisco, California 94111 (415) 627-2560
-------------------------------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                            November 14, 1997
-------------------------------------------------------------------------------------------------------
                         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule  because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the  following  box if a fee is being paid with the  statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting  beneficial  ownership of more than five-percent of the class of securities  described in Item 1; and (2) has filed no amendment  subsequent thereto reporting beneficial ownership of five percept or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement,  including all exhibits,  should be filed with the  Commission.  See
Rule 13d-1(a) for other parties to whom copies are to be sent.

*The  remainder of this cover page shall be filled out for a reporting  person's  initial filing on this form with  respect to the subject  class of  securities,  and for any  subsequent  amendment  containing information which would alter disclosures provided in a prior cover page.

The  information  required in the reaminder of this cover page shall not be deemed to be "filed" for the purpose  of Section 18 of the  Securities  Exchange  Act of 1934  ("Act")  or  otherwise  subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                              SCHEDULE 13D
-------------------                                                                   -----------------
CUSIP NO. 317922201                                                                   Page 2 of 9 Pages
-------------------                                                                   -----------------

-------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Montgomery Medical Ventures II, L.P.
-------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a) [x]
                                                                                      (b) [ ]
-------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                    WC
-------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                          [ ]
-------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
-------------------------------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                                        0
NUMBER OF SHARES    -----------------------------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER
   OWNED BY
     EACH                             55,317
  REPORTING         -----------------------------------------------------------------------------------
   PERSON           9    SOLE DISPOSITIVE POWER
    WITH
                                        0
                    -----------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                      55,317
-------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    55,317
-------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          [ ]

-------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.2%
-------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                    PN
-------------------------------------------------------------------------------------------------------

                                            *See instructions

                                              SCHEDULE 13D
-------------------                                                                   -----------------
CUSIP NO. 317922201                                                                   Page 3 of 9 Pages
-------------------                                                                   -----------------

-------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Montgomery Medical Partners II, L.P.
-------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a) [x]
                                                                                      (b) [ ]
-------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                    WC
-------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                          [ ]
-------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
-------------------------------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                                        0
NUMBER OF SHARES    -----------------------------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER
   OWNED BY
     EACH                             55,317
  REPORTING         -----------------------------------------------------------------------------------
   PERSON           9    SOLE DISPOSITIVE POWER
    WITH
                                        0
                    -----------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                      55,317
-------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    55,317
-------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          [ ]

-------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.2%
-------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                    PN
-------------------------------------------------------------------------------------------------------

                                            *See instructions

                                              SCHEDULE 13D
-------------------                                                                   -----------------
CUSIP NO. 317922201                                                                   Page 4 of 9 Pages
-------------------                                                                   -----------------

-------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    MMV II Holding Co.
-------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a) [x]
                                                                                      (b) [ ]
-------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                    WC
-------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                          [ ]
-------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                                        0
NUMBER OF SHARES    -----------------------------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER
   OWNED BY
     EACH                               0
  REPORTING         -----------------------------------------------------------------------------------
   PERSON           9    SOLE DISPOSITIVE POWER
    WITH
                                        0
                    -----------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                        0
-------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    0
-------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          [ ]

-------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.0%
-------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                    CO
-------------------------------------------------------------------------------------------------------

                                            *See instructions

                                              SCHEDULE 13D
-------------------                                                                   -----------------
CUSIP NO. 317922201                                                                   Page 5 of 9 Pages
-------------------                                                                   -----------------

-------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Jack Olshansky
-------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a) [x]
                                                                                      (b) [ ]
-------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                    WC
-------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                          [ ]
-------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
-------------------------------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                                        0
NUMBER OF SHARES    -----------------------------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER
   OWNED BY
     EACH                             55,317
  REPORTING         -----------------------------------------------------------------------------------
   PERSON           9    SOLE DISPOSITIVE POWER
    WITH
                                        0
                    -----------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                       55,317
-------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    55,317
-------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          [ ]

-------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.2%
-------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                    IN
-------------------------------------------------------------------------------------------------------

                                            *See instructions

                                              SCHEDULE 13D
-------------------                                                                   -----------------
CUSIP NO. 317922201                                                                   Page 6 of 9 Pages
-------------------                                                                   -----------------

-------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Steven Weiss
-------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a) [x]
                                                                                      (b) [ ]
-------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                    WC
-------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                          [ ]
-------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
-------------------------------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                                        0
NUMBER OF SHARES    -----------------------------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER
   OWNED BY
     EACH                             55,317
  REPORTING         -----------------------------------------------------------------------------------
   PERSON           9    SOLE DISPOSITIVE POWER
    WITH
                                        0
                    -----------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                       55,317
-------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    55,317
-------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          [ ]

-------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.2%
-------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                    IN
-------------------------------------------------------------------------------------------------------

                                            *See instructions

         This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends the Statement on Schedule 13D filed jointly by Montgomery Medical Ventures II, L.P., a California limited partnership ("MMV"), Advanced Medical, Inc., a Delaware Corporation ("AMI"), and AMT Cosmeceuticals, Inc., a Delaware corporation ("AMT"), as amended by Amendment No. 1 jointly filed on October 12, 1992 by MMV, AMI, AMT, Montgomery Medical Partners II, L.P., a California limited partnership ("MMP"), Richard D. Propper, an individual ("Propper"), Jack Olshansky, an individual ("Olshansky"), Steven Weiss, an individual ("Weiss"), and Stephen Sogin, an individual ("Sogin"), Amendment No. 2 jointly filed in May, 1994 by MMV, MMP, MMVII Holding Co. ("Holding"), Olshansky, Weiss, and Sogin, and
Amendment No. 3 jointly filed on February 14, 1995 by MMV, MMP, Holding, Olshansky, Weiss and Sogin, relating to the Common Stock, par value $0.01 per share (the "Common Stock") of Finet Holdings Corporation, a Delaware corporation (the "Company").

Item 4:  Purpose of Transaction.

         Item 4 shall be amended by adding the following paragraph at the end of the section:

         On July 15, 1997, Holding sold 3,483 shares of Common Stock, its remaining ownership position.

         MMV sold shares of Common Stock on the following dates:

                           DATE                   SHARES
                           ----                   ------
                           7/15/97                7,917
                           11/5/97                5,000
                           11/7/97                100,000
                           11/10/97               62,000
                           11/11/97               19,000
                           11/14/97               500,000

Item 5:  Interest in Securities of the Issuer.

         The response to Item 5 is hereby amended and restated in its entirety to read as follows:

         (a) through (e) The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons as of November 14, 1997 are based upon 28,973,618 shares of Common Stock outstanding as of August 5, 1997. The increase in the Company's Common Stock outstanding reflects shares issued as a result of acquisitions, private placements, debt and note payable conversions, liability settlements, common stock rights, and exercise of stock options, net of common stock repurchases. As a result of the increased number of Company shares outstanding, before the transactions reported in this amendment, the Reporting Persons owned less than a 5% interest . The Company's Common Stock outstanding also reflects a 1 for 2 reverse stock split effected October 21, 1996.

         As a result of the July 1997 and November  1997 sales,  as set forth in item 4 above, MMV, MMP, Olshansky, and Weiss own 55,317 shares of Common Stock. Holding owns no shares of Common Stock. This is the Reporting Persons final 13D amendment for Finet Holdings Corporation and a voluntary exit filing.

Item 7.  Material to Be Filed as Exhibits.

         The  response  to Item 7 is hereby  amended  to include  the  following exhibit items:

                   Exhibit 7.1               Amended Joint Filing Agreement